

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 5, 2017

Denis K. Sheahan
Chairman, President and Chief Executive Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Cambridge, MA 02138

> **Re:** **Cambridge Bancorp**
> **Form 10-12B**
> **Filed August 9, 2017**
> **File No. 1-38184**

Dear Mr. Sheahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1A. Risk Factors

The risks presented by acquisitions could adversely affect our financial condition…, page 14

1.   We note you include a risk factor related to the risks presented by acquisitions, however, acquisitions are not mentioned as a strategy elsewhere in your registration statement. To the extent acquisitions are, in fact, currently part of your business or growth strategy, please amend your filing as appropriate to disclose this to potential investors.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.   We note your disclosure on page 22 that the Company's wealth management revenue is the largest component of noninterest income and increased by $1.4 million, or 14.7%, to $10.9 million for the six month period ended June 30, 2017 when compared to the same period in 2016 due to new business development and market appreciation. Given the significance of this revenue stream to your operating results and its recent growth, please revise your disclosure to include a roll-forward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, and effects of acquisition / new business developments / dispositions, to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product, please disaggregate the AUM roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

3.   We note the full fiscal year discussion beginning on page 23 covers only the last two fiscal years. Please revise it to cover the three-year period covered by your financial statements. Please refer to Instruction 1 to Item 303(a) of Regulation S-K.

4.   We note your disclosure on page 117 that wealth management fee revenues include asset based revenues (trust and investment advisory fees) and transaction-based revenues (financial planning fees and other service fees). Please revise your disclosure to separately quantify and discuss fluctuations in these two revenue streams.

Item 5. Directors and Executive Officers

Director Nominations, page 50

5.   Please clarify whether or not you have a policy regarding consideration of director candidates recommended by shareholders.

Item 6. Executive Compensation

Short-Term Incentives, page 53

6.   Please disclose the company's actual performance under each of the two bank performance measures (i.e., return on equity and adjusted operating income). In addition,

for each named executive officer, please disclose their individual performance goals as well as the compensation committee's assessment of their performance with respect to achieving such goals.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

Dividends, page 71

7.   Please disclose the frequency and amount of dividends you have paid during your two most recent fiscal years and the subsequent interim period covered by your financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King

                                        Dietrich A. King
                                        Assistant Director
                                        Office of Financial Services

cc: Michael F. Carotenuto
        Richard A. Schaberg, Esq.